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                      Securities & Exchange Act 1934 registration number 0-22617
                                                                 TSE & VSE : MMM

                                  NEWS RELEASE


FOR IMMEDIATE RELEASE: JANUARY 14, 1999

VANCOUVER, BRITISH COLUMBIA - Minco Mining & Metals Corporation is pleased to announce that it has signed a subscription agreement with Arbora Portfolio Management of Zurich, Switzerland, for a private placement of 250,000 units at a price of $0.85 per unit. Each unit consists of one common share of the Company and half (1/2) a share purchase warrant. Each one full share purchase warrant will entitle the holder to purchase one additional share of the Company at the price of $0.85 per share for a period of one year from the date of closing of the Private Placement. Proceeds from the Private Placement will be used for general corporate purposes.

The Private placement is subject to regulatory approval.

                                     - 30 -

  For further information, please contact: Dr. Ken Z. Cai, President & CEO, or
   Christine Reynolds, Investor Relations Telephone: 1-888-288-8288 or (604)
          688-8002; Fax: (604) 688-8030; Website: www.minco-mining.com

 The Toronto and Vancouver Stock Exchanges have not reviewed and do not accept responsibility for the accuracy of this news release